CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2016

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders and Directors of IAMGOLD Corporation
The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the Consolidated financial statements.
The integrity of the Consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual Consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.
The external auditors audit the Consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 22, 2017	February 22, 2017

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 46 of the Consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of IAMGOLD Corporation
We have audited the accompanying consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2017 expressed an unqualified opinion on the effectiveness of IAMGOLD Corporation’s internal control over financial reporting.

Chartered, Professional Accountants, Licensed Public Accounts
February 22, 2017
Toronto, Canada

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders of IAMGOLD Corporation
We have audited IAMGOLD Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IAMGOLD Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting in Form 40-F for the year ended December 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, IAMGOLD Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IAMGOLD Corporation as of December 31, 2016 and December 31, 2015, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated February 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 22, 2017

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		$652.0	$481.0
Restricted cash	6(a)	92.0	67.0
Gold bullion (market value - $nil; December 31, 2015 - $143.3)	7	—	97.4
Income taxes receivable		—	3.1
Receivables and other current assets	8	61.0	79.5
Inventories	9	207.9	223.9
		1,012.9	951.9
Non-current assets
Investments in associates and joint ventures	10	52.6	56.6
Property, plant and equipment	11	1,868.2	1,853.8
Exploration and evaluation assets	12	169.2	155.1
Income taxes receivable		29.2	35.1
Restricted cash	6(b)	18.7	9.1
Other assets	13	249.7	189.8
		2,387.6	2,299.5
		$3,400.5	$3,251.4
Liabilities and Equity
Current liabilities
Bank indebtedness	17(b)	$—	$70.0
Accounts payable and accrued liabilities		162.9	143.2
Income taxes payable		14.7	14.6
Current portion of provisions	14	15.8	13.4
Current portion of other liabilities	15	2.1	9.1
		195.5	250.3
Non-current liabilities
Deferred income tax liabilities	16	159.0	145.8
Provisions	14	289.8	289.3
Long-term debt	17(a)	485.1	628.1
		933.9	1,063.2
		1,129.4	1,313.5
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	21	2,628.2	2,366.2
Contributed surplus		40.1	38.2
Deficit		(409.7)	(461.2)
Accumulated other comprehensive loss		(36.9)	(47.4)
		2,221.7	1,895.8
Non-controlling interests	22	49.4	42.1
		2,271.1	1,937.9
Contingencies and commitments	14(b), 33
		$3,400.5	$3,251.4
The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Stephen J. J. Letwin, Director

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2016	2015
Continuing Operations
Revenues		$987.1	$917.0
Cost of sales	25	884.9	971.6
Gross profit (loss)		102.2	(54.6)
General and administrative expenses	26	(38.8)	(39.1)
Exploration expenses		(31.7)	(30.7)
Impairment charges	32	—	(621.3)
Other income (expenses)	27	0.8	(16.3)
Earnings (loss) from operations		32.5	(762.0)
Share of net earnings from investments in associates and joint ventures, net of income taxes	10	6.1	9.7
Finance costs	28	(25.2)	(38.3)
Foreign exchange gain (loss)		(5.2)	0.5
Interest income and derivatives and other investment gains	29	87.0	6.3
Earnings (loss) before income taxes		95.2	(783.8)
Income taxes	16	(33.4)	(11.5)
Net earnings (loss) from continuing operations		61.8	(795.3)
Net earnings from discontinued operations	5	—	41.8
Net earnings (loss)		$61.8	$(753.5)
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$52.6	$(797.1)
Non-controlling interests		9.2	1.8
Net earnings (loss) from continuing operations		$61.8	$(795.3)
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$52.6	$(755.3)
Non-controlling interests		9.2	1.8
Net earnings (loss)		$61.8	$(753.5)
Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)
Basic	23	420.8	389.9
Diluted	23	423.9	389.9
Earnings (loss) per share from continuing operations ($ per share)
Basic	23	$0.13	$(2.04)
Diluted	23	$0.12	$(2.04)
Basic and diluted earnings per share from discontinued operations ($ per share)	23	$—	$0.11
Earnings (loss) per share ($ per share)
Basic	23	$0.13	$(1.93)
Diluted	23	$0.12	$(1.93)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2016	2015
Net earnings (loss)		$61.8	$(753.5)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		7.5	(0.1)
Net realized change in fair value of marketable securities	18(b)	(2.8)	(1.2)
Tax impact		(1.2)	0.7
		3.5	(0.6)
Items that may be reclassified to the statements of earnings
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	18(c)	5.2	(36.3)
Time value of options and forward contracts excluded from hedge relationship	18(c)	(4.2)	3.8
Net change in fair value of cash flow hedges reclassified to the statements of earnings	18(c)	6.4	20.6
Time value of options and forward contracts reclassified to the statements of earnings	18(c)	—	(0.6)
Tax impact		(0.2)	0.1
Movement in cash flow hedge fair value reserve from discontinued operations, net of income taxes		—	1.6
		7.2	(10.8)
Currency translation adjustment		(0.3)	(0.8)
Other		—	(0.3)
Total other comprehensive income (loss)		10.4	(12.5)
Comprehensive income (loss)		$72.2	$(766.0)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$63.0	$(767.8)
Non-controlling interests		9.2	1.8
Comprehensive income (loss)		$72.2	$(766.0)

Comprehensive income (loss) arises from:
Continuing operations		$72.2	$(809.1)
Discontinued operations		—	43.1
Comprehensive income (loss)		$72.2	$(766.0)
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2016	2015
Common shares
Balance, beginning of the year		$2,366.2	$2,322.7
Issuance of common shares	21	220.1	—
Issuance of flow-through common shares	21	38.9	38.1
Issuance of common shares for share-based compensation		3.0	5.4
Balance, end of the year		2,628.2	2,366.2
Contributed surplus
Balance, beginning of the year		38.2	38.2
Issuance of common shares for share-based compensation		(3.2)	(5.6)
Share-based compensation	24	5.1	5.6
Balance, end of the year		40.1	38.2
Retained earnings (deficit)
Balance, beginning of the year		(461.2)	301.2
Net earnings (loss) attributable to equity holders of IAMGOLD Corporation		52.6	(755.3)
Acquisition of non-controlling interests	22	—	(6.8)
Other		(1.1)	(0.3)
Balance, end of the year		(409.7)	(461.2)
Accumulated other comprehensive income (loss)
Marketable securities fair value reserve
Balance, beginning of the year		(32.5)	(31.9)
Net change in fair value of marketable securities, net of income taxes		3.5	(0.6)
Balance, end of the year		(29.0)	(32.5)
Cash flow hedge fair value reserve
Balance, beginning of the year		(11.1)	(8.7)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	18(c)	0.1	8.4
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		7.2	(10.8)
Balance, end of the year		(3.8)	(11.1)
Currency translation adjustment
Balance, beginning of the year		(3.8)	(3.0)
Change for the year	10	(0.3)	(0.8)
Balance, end of the year		(4.1)	(3.8)
Total accumulated other comprehensive loss		(36.9)	(47.4)
Equity attributable to equity holders of IAMGOLD Corporation		2,221.7	1,895.8
Non-controlling interests
Balance, beginning of the year		42.1	45.1
Net earnings attributable to non-controlling interests		9.2	1.8
Dividends paid to non-controlling interests		(1.5)	(3.2)
Acquisition of non-controlling interests	22	—	(1.6)
Other		(0.4)	—
Balance, end of the year		49.4	42.1
		$2,271.1	$1,937.9
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2016	2015
Operating activities
Net earnings (loss)		$61.8	$(753.5)
Adjustments for:
Finance costs		25.2	38.8
Depreciation expense		263.5	264.2
Changes in asset retirement obligations at closed sites	14(a)	(9.8)	3.6
Income tax expense		33.4	11.5
Derivative loss (gain)		3.0	66.6
Gain on sale of gold bullion	7	(72.9)	—
Share of net earnings from investments in associates and joint ventures, net of income taxes	10	(6.1)	(9.7)
Impairment charges	32	—	621.3
Gain on sale of royalty asset	29	—	(43.5)
Gain on disposal of discontinued operations	5	—	(39.0)
Effects of exchange rate fluctuation on restricted cash		(1.0)	0.5
Effects of exchange rate fluctuation on cash and cash equivalents		0.6	19.5
Other non-cash items	31(a)	9.6	23.3
Adjustments for cash items:
Dividends from joint ventures	10	11.3	12.3
Settlement of derivatives		(9.5)	(128.3)
Disbursements related to asset retirement obligations	14(a)	(2.7)	(2.5)
Other		—	(0.1)
Movements in non-cash working capital items and non-current ore stockpiles	31(b)	24.3	(41.2)
Cash from operating activities, before income taxes paid		330.7	43.8
Income tax paid		(16.3)	(5.5)
Net cash from operating activities		314.4	38.3
Investing activities
Property, plant and equipment
Capital expenditures		(269.5)	(191.4)
Capitalized borrowing costs		(17.3)	(12.3)
Proceeds from sale of gold bullion	7	170.3	—
Net proceeds from disposal of discontinued operations	5	—	491.2
Proceeds from sale of royalty asset		—	52.5
Increase in restricted cash	6	(33.6)	(67.9)
Acquisition of Saramacca exploration and evaluation asset	12	(10.0)	—
Capital expenditures for exploration and evaluation assets		(4.1)	(9.3)
Acquisition of non-controlling interests	22	—	(8.4)
Other investing activities	31(c)	(0.5)	11.7
Net cash from (used in) investing activities		(164.7)	266.1
Financing activities
Interest paid		(24.6)	(33.1)
Net proceeds from issuance of common shares	21	220.1	—
Proceeds from issuance of flow-through common shares	21	43.6	43.0
Purchase of senior unsecured notes	17(a)	(141.5)	(11.5)
Proceeds (repayment) of credit facility	17(b)	(70.0)	70.0
Repayment of finance leases		—	(28.3)
Other financing activities	31(d)	(5.7)	(14.5)
Net cash from financing activities		21.9	25.6
Effects of exchange rate fluctuation on cash and cash equivalents		(0.6)	(19.5)
Increase in cash and cash equivalents		171.0	310.5
Cash and cash equivalents, beginning of the year		481.0	158.5
Cash and cash equivalents held for sale, beginning of the year		—	12.0
Cash and cash equivalents, end of the year		$652.0	$481.0
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION
(a)    Statement of compliance
These consolidated financial statements, as at and for the years ended December 31, 2016 and 2015, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.
The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 22, 2017.

(b)	Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 19.

(c)	Basis of consolidation
Subsidiaries and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	December 31, 2016	December 31, 2015	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Trelawney Mining and Exploration Inc.[1]	Côté Gold project (Canada)	100%	100%	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Sadiola mine (Mali)	41%	41%	Joint venture	Equity accounting

1	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.

(i)	Subsidiaries
Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Associates
An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company's share of net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investments in INV Metals Inc. (“INV Metals”) and Merrex Gold Inc. ("Merrex") through the level of ownership of voting rights (refer to note 10). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that there is no clear evidence of control of either INV Metals or Merrex.
Share of net losses from associates is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements
Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of either Société d’Exploitation des Mines d’Or de Sadiola S.A. or Société d’Exploitation des Mines d’Or de Yatela S.A.
Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.
Dividends received from the Company's joint ventures are presented in the Company's consolidated statements of cash flows as operating activities.

(d)	Functional and presentation currency
The functional currency of the Company’s subsidiaries, joint ventures and associates is the U.S. dollar, other than INV Metals and Merrex, whose functional currency is the Canadian dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.
For the associates whose functional currency is other than the U.S. dollar, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Exchange gains or losses on translation are included in other comprehensive income ("OCI"). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.
Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date; and

•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

•
Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings. When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company, its subsidiaries, joint arrangements and associates in all periods presented in these Consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(a)	Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheet. Refer to note 19 on fair value measurements.

(i)	Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at fair value through profit or loss
Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains in the Consolidated statements of earnings.
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at fair value through other comprehensive income
The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.
Non-derivative financial liabilities
Accounts payable, accrued liabilities, senior unsecured notes, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Non-hedge derivatives
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheet at fair value.
Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings as non-hedge derivative gain or loss.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(iii)	Hedge derivatives
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial

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2016 CONSOLIDATED FINANCIAL STATEMENTS

asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings immediately.

(b)	Gold bullion
Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories
Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.
Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.
The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheet based on the period of planned usage.
The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.
Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(d)	Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.
The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.
The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.
Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings in other expenses.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings as incurred.
Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress; mining properties, including stripping costs; and plant and equipment, including corporate assets.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Construction in progress
Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (refer to note 3(f) below) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not amortized until the project is ready for use as intended by management.
Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.
Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.
Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.
The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

(ii)	Mining properties
Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs
Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories, concentrate inventory or ore stockpiles.

(iv)	Plant and equipment
Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(e)	Depreciation and amortization
Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated or amortized, respectively, using either the straight line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.
The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2016 and 2015, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.
Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.
Amounts related to expected economic conversions of resources to reserves recorded in a business combination or an asset acquisition are not amortized until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not amortized as the assets are not available for use.
Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.
Capitalized borrowing costs are amortized over the useful life of the related asset.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation expenditures
Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.
Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions or business combinations are also recognized as exploration and evaluation assets.

(g)	Business combinations and goodwill
Business combinations relate to the acquisition of an asset or a group of assets that constitute a business. For an integrated set of activities and assets to be considered a business, it needs to contain inputs and processes. If the set of activities and assets acquired relate to an exploration stage property, the Company considers other factors to determine whether the set of activities and assets is a business such as the extent to which the acquired project has resources or reserves, and the extent and nature of the additional work to identify resources or convert resources into reserves. The Company also assesses whether the entity acquired has begun planned principal activities, has employees, necessary permits for production, intellectual property, and is pursuing a plan to produce outputs and will be able to obtain access to customers that will purchase the outputs.
Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to expected economic conversions of resources to reserves. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.
For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests' share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.
When a subsidiary is acquired in a number of stages, the carrying amount of interests prior to acquisition of control is re-measured to fair value on the date control is acquired. Amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings. For non-wholly owned subsidiaries, non-controlling interests are adjusted to reflect the change in ownership.
When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, the excess is recognized as a gain and recorded in the Consolidated statements of earnings at the date of acquisition.
Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment charges. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.
If a transaction does not meet the definition of a business under IFRS, the transaction is recorded as an asset acquisition. Accordingly, the net identifiable assets acquired and liabilities assumed are measured at the fair value of the consideration paid, based on their relative fair values at the acquisition date. Acquisition-related costs are included in the consideration paid and capitalized. No goodwill and no deferred tax asset or liability arising from the assets acquired and liabilities assumed are recognized upon the acquisition of assets.

(h)	Other intangible assets
Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheet.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

(i)	Impairment

(i)	Financial assets
Financial assets measured at amortized cost are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.
A prior period impairment charge is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated statements of earnings.

(ii)	Non-financial assets
The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment review.
An impairment review requires the Company to determine the recoverable amount. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.
The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.
A prior period impairment charge is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings. Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.
In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The assumptions used in determining the FVLCD for the CGU’s are typically life-of-mine ("LOM") production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of un-modeled mineralization, capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation projects. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.

(j)	Asset retirement obligations
The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.
The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.
The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings. Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

(k)	Other provisions
Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.
Certain conditions may exist as of the date of the financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then details of the contingent loss are disclosed.

(l)	Income taxes

(i)	Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax
Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheet and tax bases.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•
When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency and the underlying tax basis) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
There is no certainty that future income tax rates will be consistent with current estimates.

(m)	Flow-through common shares
The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(n)	Earnings per share
The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(o)	Share-based compensation
The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan
The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.
The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.
Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.
The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.
Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.
    (ii) Share purchase plan
The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition
Revenues include sales of gold and by-products.
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(q)	Assets held for sale and discontinued operations
A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net earnings from discontinued operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the Consolidated statements of earnings and comparative periods are reclassified accordingly.

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2016 CONSOLIDATED FINANCIAL STATEMENTS

Non-current assets and disposal groups are classified as held for sale from the date the qualifying criteria are met and are measured at the lower of the carrying amount and fair value less costs of disposal. If the fair value less costs of disposal is lower than the carrying amount, an impairment charge is recognized in the Consolidated statements of earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(r)	Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the Consolidated statements of earnings as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.
All other leases are classified as operating leases. Operating lease payments are recognized in the Consolidated statements of earnings on a straight-line basis over the lease term.

(s)	Segmented information
The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.
In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the exploration and evaluation and Corporate operating segments, which includes royalty interests located in Canada and investments in associates and joint ventures. The Company discloses segmented information for its joint ventures as it is reviewed regularly by the CODM as part of the performance assessment and resource allocation decision making processes. The operations for the joint ventures in Sadiola and Yatela have been combined for segmented information purposes as they operate in the same geographical location and share production resources and facilities.

(t)	Significant accounting judgments, estimates and assumptions
The preparation of Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its Consolidated financial statements are described below.

(i)	Mineral reserves and resources
Key sources of estimation uncertainty
Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43‑101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.
A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the Mineral reserves and resources estimates:

•	Capitalization and amortization of stripping costs (note 3(d)(iii));

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(e));

•
Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(f)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Fair value of mineral rights acquired in a business combination (note 3(g));

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2016 CONSOLIDATED FINANCIAL STATEMENTS

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition (note 3(g));

•	Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(i)(ii)); and

•	Estimates of the timing of the outlays for asset retirement obligations (note 3(j)).

(ii)	Determination of the date of transition from construction to production accounting
Judgments made in relation to accounting policies
Commencement of production is an important “point in time” determination, for accounting purposes, of when a constructed asset has reached a level of function indicative of its readiness to be considered a viable operation and accounted for as such, including accounting recognition of revenues and expenses from the operation in the Consolidated statements of earnings. The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time.

(iii)	Impairment assessment of non-financial assets
Key sources of estimation uncertainty
Management’s assumptions and estimate of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.
If an indication of impairment exists, an estimate of a CGUs recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production.
In estimating the net realizable value of inventories, significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore and the estimated recovery percentage. There can be no assurance that actual quantities will not differ significantly from estimates used.
Judgments made in relation to accounting policies
Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant changes in any of these items indicate a previous impairment may have reversed.
Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale. Judgment is also required when considering whether significant changes indicate that a previous impairment may have reversed.

(iv)	Determination of control by one entity over another entity
Judgments made in relation to accounting policies
Subsidiaries are entities controlled by the Company and are consolidated. Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method.

(v)	Derivative financial instruments
Judgments made in relation to accounting policies
Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.
Key sources of estimation uncertainty
The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 18 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(vi)	Provisions and recognition or not of a liability for loss contingencies
Judgments made in relation to accounting policies
Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.
Key sources of estimation uncertainty
Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates. Refer to note 14.
(vii) Determination of deferred income tax assets
Key sources of estimation uncertainty
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(l)(ii) and 16.

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
The following new accounting standards were not yet effective for the year ended December 31, 2016, and have not been applied in preparing these Consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts and IAS 18, Revenue. The mandatory effective date of IFRS 15 is January 1, 2018. The objective of IFRS 15 is to establish a single, principles based model to be applied to all contracts with customers in determining how and when revenue is recognized. IFRS 15 also requires entities to provide users of financial statements with more informative and relevant disclosures. The Company is currently evaluating the impact the standard is expected to have on its Consolidated financial statements and expects to report more detailed information in its 2017 Consolidated financial statements.

IFRS 9 - Financial Instruments
On July 24, 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"), Financial Instruments.  IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective April 1, 2014.  IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact the standard is expected to have on its Consolidated financial statements and expects to report more detailed information in its 2017 Consolidated financial statements.

IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases.  The objective of IFRS 16 is to bring all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right of use" asset and a lease liability calculated using a prescribed methodology. The mandatory effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019. Early adoption is permitted provided that IFRS 15, Revenue from Contracts with Customers, is also adopted. The Company is currently evaluating the impact the standard is expected to have on its Consolidated financial statements and expects to report more detailed information in its 2017 Consolidated financial statements.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact the standard is expected to have on its Consolidated financial statements and expects to report more detailed information in its 2017 Consolidated financial statements.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

5.	DISCONTINUED OPERATIONS
On January 22, 2015, the Company sold its Niobec mine and the adjacent rare earth element ("REE") deposit resulting in a final after-tax gain of $39.0 million after working capital adjustments. Net earnings, including the after-tax gain on disposal, for the Niobec mine were $41.8 million during 2015. The final proceeds consisted of $504.1 million in cash, as well as an additional $30.0 million when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production.
Major classes of assets and liabilities included as part of the Niobec mine were as follows as at the date of disposal:

January 22, 2015
Cash and cash equivalents	$12.9
Receivables, income taxes receivable and other current assets	27.9
Inventories	34.1
Property, plant and equipment	549.3
Other non-current assets	5.3
Accounts payable and accrued liabilities	(28.4)
Deferred income tax liabilities	(111.5)
Provisions and other liabilities	(24.5)
Net carrying amount	$465.1
Consideration received
Cash	504.1
Less: Cash and cash equivalents disposed	12.9
Net proceeds from disposal	$491.2

(a)	Net earnings from discontinued operations

	Years ended December 31,
	2016	2015
Niobec
Revenues	$—	$9.4
Cost of sales	—	(4.3)
Other expenses	—	(3.4)
	—	1.7
Income tax benefit	—	1.1
Net earnings from discontinued operations before disposal	—	2.8
Gain on disposal of discontinued operations	—	39.0
Net earnings from discontinued operations	$—	$41.8

(b)	Net cash from (used in) discontinued operations

	Years ended December 31,
Cash flows from (used in):	2016	2015
Operating activities	$—	$2.9
Investing activities	—	(1.6)
Financing activities	—	(0.4)
Net cash from discontinued operations	$—	$0.9

6.	RESTRICTED CASH

(a)	Short-term restricted cash
At December 31, 2016, the Company had short-term restricted cash held by the Government of Quebec in the amount of C$123.5 million (December 31, 2016 - $92.0 million; December 31, 2015 - $67.0 million) to guarantee the asset retirement obligation related to the Doyon mine. The Company has the right to replace the cash collateral with another form of acceptable collateral as prescribed by Government regulations.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Long-term restricted cash
The Company had long-term restricted cash of $13.7 million and $5.0 million as at December 31, 2016 (December 31, 2015 - $4.1 million and $5.0 million) for the guarantee of the asset retirement obligations related to Essakane and Rosebel, respectively.

7.	GOLD BULLION

		December 31, 2016	December 31, 2015
Ounces held	(oz)	—	135,148
Weighted average acquisition cost	($/oz)	$—	$721
Acquisition cost	($ millions)	$—	$97.4
Spot price for gold, end of the year	($/oz)	$—	$1,060
Market value, end of the year	($ millions)	$—	$143.3

During the year ended December 31, 2016, the Company sold all 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of $1,239 - $1,275 per ounce for a total of $170.3 million. The resulting gain of $72.9 million, net of transaction costs, was included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 29).

8.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	December 31, 2016	December 31, 2015
Gold receivables		$2.7	$2.3
Receivables from governments[1]		40.4	33.1
Receivables from related parties[2]	34	1.2	29.5
Other receivables		4.9	3.1
Total receivables		49.2	68.0
Marketable securities and warrants		0.2	0.2
Prepaid expenses		7.2	10.3
Derivatives		4.4	0.6
Other current assets		—	0.4
		$61.0	$79.5

1	Receivables from governments relate primarily to value added tax.

2	Loan receivable from Sadiola was extended in the fourth quarter, 2016, to December 31, 2020, and has been presented under Other non-current assets as of December 31, 2016 (Note 13).
For the year ended December 31, 2016, the Company recognized a write down of receivables of 0.3 million (note 29), comprised of a net reversal of allowance for doubtful non-trade receivables of $1.6 million (December 31, 2015 - $0.8 million), and a write down of non-trade receivables of $1.9 million (December 31, 2015 - $1.0 million). In addition, $2.5 million of non-trade receivables previously provided for were determined to be uncollectible and were written off from the allowance for doubtful non-trade receivables (December 31, 2015 - $nil).
As at December 31, 2016, the allowance for doubtful non-trade receivables (excluding receivables from related parties) was$nil (December 31, 2015 - $4.1 million).
As at December 31, 2016, there was no allowance for doubtful current non-trade receivables from related parties, as the balance was reclassified to Other non-current assets (December 31, 2015 - $36.0 million).

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

9.	INVENTORIES

	Notes	December 31, 2016	December 31, 2015
Finished goods		$49.1	$56.2
Ore stockpiles		9.1	4.3
Mine supplies		149.7	163.4
		207.9	223.9
Ore stockpiles included in other non-current assets	13	156.0	147.0
		$363.9	$370.9
For the year ended December 31, 2016, the Company recognized a write-down in inventories amounting to $1.0 million (December 31, 2015 - $17.6 million). During the year, $26.4 million was recognized in Cost of sales for costs related to operating below normal capacity at Westwood (December 31, 2015 - $28.2 million).

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Notes	Associates[1,2,3,4]	Sadiola[5]	Yatela[5]	Total
Balance, January 1, 2015		$6.8	$49.6	$—	$56.4
Acquisition		5.1	—	—	5.1
Impairment		(1.2)	—	—	(1.2)
Currency translation adjustment		(0.8)	—	—	(0.8)
Share of net earnings (loss), net of income taxes		(2.5)	11.9	0.3	9.7
Share of net earnings reversed to provision		—	—	(0.3)	(0.3)
Share of dividends received		—	(12.3)	—	(12.3)
Balance, December 31, 2015		7.4	49.2	—	56.6
Currency translation adjustment		(0.3)	—	—	(0.3)
Share of net earnings (loss), net of income taxes		(0.8)	9.0	(2.1)	6.1
Share of net loss recorded as provision	14	—	—	2.1	2.1
Share of dividends received		—	(11.3)	—	(11.3)
Disposal[2]		(0.6)	—	—	(0.6)
Balance, December 31, 2016		$5.7	$46.9	$—	$52.6

1
Associates include INV Metals and Merrex which are publicly traded companies incorporated in Canada. The Company's ownership interest in associates as at December 31, 2016 was INV Metals - 35.6% (December 31, 2015 - 46.8%), and Merrex - 23.0% (December 31, 2015 - 25.2%). The decline in the Company's ownership interest in associates since December 31, 2015 was due to the dilution in ownership, which resulted from the issuance of additional shares to third parties by the associates.

2
On December 21, 2016, the Company signed a definitive agreement with Merrex to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex not already owned by IAMGOLD (the "Transaction"). IAMGOLD agreed to issue 6.9 million shares, amounting to less than 1.5% of its issued and outstanding shares, in connection with the transaction. The transaction is subject to regulatory and security holder approval.

3
On March 16, 2016, the Company disposed of its 41% ownership interest in Galane Gold Ltd. ("Galane") which had a carrying amount of $0.6 million on the date of disposal for cash proceeds of $0.2 million. The resulting loss of $0.4 million, net of transaction costs, was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 29).

4	IAMGOLD includes results based on the latest publicly available information.

5	The Company's joint ventures are not publicly listed.
The following table reconciles the summarized balance sheet to the carrying amount of the Company’s interest in joint ventures:

		December 31, 2016		December 31, 2015
		Sadiola	Yatela	Sadiola	Yatela
Company's equity percentage of net assets of joint ventures	Notes	41%	40%	41%	40%
Share of net assets (liabilities) of joint ventures		$46.9	$(30.8)	$49.2	$(28.7)
Loss applied to loans receivable		—	16.0	—	16.0
Loss recognized in provision	14	—	15.0	—	12.9
Other		—	(0.2)	—	(0.2)
Carrying amount of interest in joint ventures		$46.9	$—	$49.2	$—

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

Financial information for investments in Sadiola and Yatela, not adjusted for the percentage held by the Company, is summarized below:

	Years ended December 31, 2016		Years ended December 31, 2015
Joint Ventures	Sadiola	Yatela	Sadiola	Yatela
Summarized statements of earnings
Revenues	$213.5	$14.7	$196.7	$19.5
Depreciation expense	(7.1)	(2.0)	(22.7)	(4.4)
Other expenses	(179.0)	(18.0)	(132.8)	(14.3)
Income taxes	(5.4)	(0.1)	(12.2)	(0.2)
Net earnings (loss) and other comprehensive income (loss)	$22.0	$(5.4)	$29.0	$0.6
Summarized balance sheet	December 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	$50.8	$6.5	$34.6	$5.9
Other current assets	41.9	7.7	66.0	14.6
Non-current assets	284.2	—	269.9	2.1
	$376.9	$14.2	$370.5	$22.6
Liabilities
Current liabilities	$41.2	$50.5	$46.3	$72.0
Non-current liabilities	221.2	40.8	204.1	22.3
	$262.4	$91.3	$250.4	$94.3
Net assets (liabilities)	$114.5	$(77.1)	$120.1	$(71.7)
Associates' combined financial information as reported by INV Metals and Merrex (2015 - INV Metals, Merrex, and Galane), are summarized below:

	12 Months ended[1]
	2016	2015
Net loss	$(3.5)	$(5.9)
Other comprehensive loss	(0.6)	(1.8)
Comprehensive loss	$(4.1)	$(7.7)

1	IAMGOLD includes results based on the latest publicly available information.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

11.	PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2015	$79.8	$1,932.4	$1,767.4	$3,779.6
Additions	20.8	133.0	64.8	218.6
Changes in asset retirement obligations	—	(10.3)	—	(10.3)
Disposals	—	—	(25.1)	(25.1)
Transfers within Property, plant and equipment	(92.7)	78.5	14.2	—
Balance, December 31, 2015	7.9	2,133.6	1,821.3	3,962.8
Additions	34.9	172.1	87.3	294.3
Changes in asset retirement obligations	—	11.7	—	11.7
Disposals	—	—	(42.6)	(42.6)
Transfers within Property, plant and equipment	(40.0)	19.1	20.9	—
Balance, December 31, 2016	$2.8	$2,336.5	$1,886.9	$4,226.2

	Construction in progress	Mining properties	Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2015	$—	$1,062.3	$564.4	$1,626.7
Depreciation expense[1]	—	106.3	176.7	283.0
Impairment	3.5	214.4	3.4	221.3
Disposals	—	—	(22.0)	(22.0)
Balance, December 31, 2015	3.5	1,383.0	722.5	2,109.0
Depreciation expense[1]	—	98.5	187.5	286.0
Disposals	—	—	(37.0)	(37.0)
Transfers within property, plant and equipment	(3.5)	—	3.5	—
Balance, December 31, 2016	$—	$1,481.5	$876.5	$2,358.0

Carrying amount, December 31, 2015	$4.4	$750.6	$1,098.8	$1,853.8
Carrying amount, December 31, 2016	$2.8	$855.0	$1,010.4	$1,868.2

1	Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
In 2016, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines capitalized totaled $19.3 million (2015 - $13.2 million) at a weighted average interest rate of 6.99% (2015 - 6.99%).
As at December 31, 2016, mining properties included capitalized stripping costs of $214.8 million (2015 - $181.6 million). Stripping costs of $75.7 million were capitalized during 2016 (2015 - $43.0 million), and $42.5 million were depreciated during 2016 (2015 - $50.4 million).
As at December 31, 2016, the carrying amount of plant and equipment included $0.2 million (December 31, 2015 - $1.8 million) of equipment held under finance leases.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

12.	EXPLORATION AND EVALUATION ASSETS

		Years ended December 31,
	Notes	2016	2015
Balance, beginning of the year		$155.1	$544.8
Exploration and evaluation expenditures[1]		14.1	10.3
Impairment	32	—	(400.0)
Balance, end of the year		$169.2	$155.1

1
During 2016, the Company acquired the rights to the Saramacca property from the Government of Suriname in exchange for an initial cash payment of $10.0 million which has been accounted for as an Exploration and evaluation asset (note 21).

Exploration and evaluation assets primarily relate to Trelawney Mining and Exploration's Côté Gold project. The Company completed a review of the Côté Gold project in the fourth quarter of 2015 and determined that the carrying amount of the asset exceeded its recoverable amount. The Company recognized a $400.0 million pre-tax impairment charge against the asset in 2015.

13.	OTHER NON-CURRENT ASSETS

	Notes	December 31, 2016	December 31, 2015
Ore stockpiles	9	$156.0	$147.0
Receivables from related parties	34	31.3	—
Marketable securities and warrants		21.7	14.9
Advances for the purchase of capital equipment		19.9	5.7
Bond fund investments		5.9	6.4
Royalty interests		5.6	5.6
Derivatives		4.1	2.1
Other		5.2	8.1
		$249.7	$189.8
As at December 31, 2016, the allowance for doubtful non-current non-trade receivables from related parties was $36.0 million, previously presented under Receivables and other currents assets (Note 8) (December 31, 2015 - $nil).

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

14.	PROVISIONS

	Notes	December 31, 2016	December 31, 2015
Asset retirement obligations		$285.1	$285.3
Yatela loss provision	10	15.0	12.9
Other		5.5	4.5
		$305.6	$302.7

Current portion of provisions		$15.8	$13.4
Non-current provisions		289.8	289.3
		$305.6	$302.7
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life and discount rates, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2016	2015
Balance, beginning of the year		$285.3	$293.7
Revision of estimated cash flows and discount rates:
Capitalized in (reduction of) property, plant and equipment	11	11.7	(10.3)
Changes in asset retirement obligations at closed sites	27	(9.8)	3.6
Accretion expense	28	0.6	0.8
Disbursements		(2.7)	(2.5)
Balance, end of the year		285.1	285.3
Less current portion		(12.5)	(8.4)
Non-current portion		$272.6	$276.9
As at December 31, 2016, the Company had letters of credit in the amount of $3.2 million to guarantee asset retirement obligations (December 31, 2015 - $2.7 million). In addition, the Company had restricted cash of $110.7 million (December 31, 2015 - $76.1 million) as collateral for asset retirement obligations (refer to note 6).

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2016, the schedule of estimated future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2017	$10.3	$2.2
2018	17.8	2.0
2019	16.4	1.1
2020	7.7	2.1
2021	9.2	4.5
2022 onwards	108.3	123.1
	$169.7	$135.0

1	Disbursements in US$ relate to the Essakane and Rosebel mines and C$ disbursements relate to the Doyon mine and Other Canadian sites.
As at December 31, 2016, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (C$)	Undiscounted Amounts Required ($)	Expected Timing of Payments	Average Real Discount Rates
Rosebel mine	$—	$56.9	2017 - 2029	0.1%
Essakane mine	—	78.1	2017 - 2028	0.1%
Doyon mine	145.2	—	2017 - 2045	0.1%
Other Canadian sites	24.5	—	2017 - 2116	0.1%
	$169.7	$135.0

(b)	Provisions for litigation claims and regulatory assessments
By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.
The Company operates in various countries and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.
The Company is also subject to various litigation actions. Management assesses the potential outcome of litigation and regulatory assessments based on input from in-house counsel, outside legal advisors, and other subject matter experts. Accordingly, the Company establishes provisions for future disbursements considered probable.
As at December 31, 2016, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

15.	OTHER LIABILITIES

	Note	December 31, 2016	December 31, 2015
Finance lease liabilities		$0.1	$1.1
Derivatives	19(a)	2.0	8.0
Current other liabilities		$2.1	$9.1

16.	INCOME TAXES
The effective tax rates for the years ended December 31, 2016 and 2015 were 35.1% and (1.5%), respectively.
Income tax expenses/(recoveries) consisted of the following components:

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2016	2015
Current income tax:		$—
Canadian current income taxes	$0.8	$2.4
Foreign current income taxes	20.9	28.0
	21.7	30.4
Deferred income tax:
Canadian deferred income taxes - origination and reversal of temporary differences	(1.5)	(25.9)
Foreign deferred income taxes - origination and reversal of temporary differences	14.3	7.0
Changes in tax rates or imposition of new taxes	(1.1)	—
	11.7	(18.9)
Total income taxes	$33.4	$11.5
Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2016	2015
Unrealized change in fair value of marketable securities	$1.2	$(0.7)
Hedges	0.2	(0.1)
Total income taxes related to OCI	$1.4	$(0.8)
The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.
These factors are illustrated below on all of the consolidated earnings from continuing operations before income taxes after applying a tax rate of 26.7%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2016 (December 31, 2015 - 26.7%):

	Years ended December 31,
	2016	2015
Earnings (loss) before income taxes	$95.2	$(783.8)
Income tax provision (26.7%)	$25.4	$(208.9)
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.7%	(20.4)	(3.0)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	22.2	12.6
Income / losses not recognized for tax purposes	(5.8)	0.6
Tax provisions not based on legal entity income or losses for the period:
Provincial mining duty tax	—	(25.6)
Non-resident withholding tax	2.8	2.6
Foreign exchange adjustments of tax receivable / payable balances	(0.2)	—
Under/(over) tax provisions	(7.6)	5.7
Tax benefit of losses recognized	(5.8)	—
Additions to accounting costs not included for statutory tax purposes	1.2	—
Changes in tax rates	(1.1)
Other	(0.6)	—
Other adjustments:
Tax benefits not recognized for deferred income tax purposes	18.4	200.9
Foreign exchange related to deferred income taxes	3.8	26.5
Other	1.1	0.1
Total income taxes	$33.4	$11.5

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2016	2015
Deferred income tax assets:
Exploration and evaluation assets	$109.1	$72.6
Non-capital losses	—	14.1
Asset retirement obligations	3.7	4.1
Other	10.3	11.3
	123.1	102.1
Deferred income tax liabilities:
Property, plant and equipment	(213.6)	(161.0)
Royalty interests	(7.7)	(9.5)
Other intangible assets	(0.5)	(0.7)
Mining duties	(19.7)	(21.0)
Marketable securities	(0.9)	(0.3)
Inventory and Reserves	(10.1)	(6.0)
Other	(29.6)	(49.4)
	(282.1)	(247.9)
Net deferred income tax liabilities	$(159.0)	$(145.8)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(159.0)	(145.8)
	$(159.0)	$(145.8)
Unrecognized Deferred Income Tax Assets
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2016	2015
Non-capital losses	$981.9	$911.2
Net capital losses	47.7	60.2
Exploration and evaluation assets	163.7	99.6
Deduction for future mining duty taxes	19.7	21.0
Asset retirement obligations	153.4	147.8
Other deductible temporary differences	30.7	83.2
	$1,397.1	$1,323.0
As at December 31, 2016, the Company did not recognize the benefit related to the deferred income tax assets for the above related items in its Consolidated financial statements, as management did not consider it probable that the Company will be able to realize the deferred income tax assets in the future.
The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. The non-capital loss carry forwards expire as follows:

Expiry Date	2017	2018	2019	2020	2021+	No Expiry	Total
Total unrecognized losses	$18.1	$28.6	$12.2	$14.2	$711.3	$197.5	$981.9
The Company has not recognized a deferred income tax liability on temporary differences of $722.1 million (December 31, 2015 - $362.1 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.
The Company designates all dividends paid to its shareholders to be eligible dividends.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

The 2016 movement for net deferred income tax liabilities is summarized as follows:

		From Continuing Operations
	December 31, 2015	Statements of earnings	Other comprehensive income	Other	December 31, 2016
Deferred income tax assets:
Exploration and evaluation assets	$72.6	$36.5	$—	$—	$109.1
Non-capital losses	14.1	(14.1)	—	—	—
Net capital losses	—	—	—	—	—
Asset retirement obligations	4.1	(0.4)	—	—	3.7
Other assets	11.3	(1.0)	—	—	10.3
Deferred income tax liabilities:
Property, plant and equipment	(161.0)	(52.6)			(213.6)
Royalty interests	(9.5)	1.8			(7.7)
Other intangible assets	(0.7)	0.2	—	—	(0.5)
Mining duties	(21.0)	1.3	—	—	(19.7)
Marketable securities	(0.3)	0.6	(1.2)	—	(0.9)
Investment in subsidiary	—	—		—	—
Inventory and Reserves	(6.0)	(4.1)		—	(10.1)
Other	(49.4)	20.1	(0.2)	(0.1)	(29.6)
	$(145.8)	$(11.7)	$(1.4)	$(0.1)	$(159.0)
The 2015 movement for net deferred income tax liabilities is summarized as follows:

		From Continuing Operations
	December 31, 2014	Statements of earnings	Other comprehensive income	Other	December 31, 2015
Deferred income tax assets:
Exploration and evaluation assets	$73.6	$(1.0)	$—	$—	$72.6
Non-capital losses	83.3	(69.2)	—	—	14.1
Net capital losses	29.8	(29.8)	—	—	—
Asset retirement obligations	1.1	3.0	—	—	4.1
Other assets	8.0	3.2	0.1	—	11.3
Deferred income tax liabilities:
Property, plant and equipment	(220.8)	59.8	—	—	(161.0)
Royalty interests	(8.8)	(0.7)	—	—	(9.5)
Other intangible assets	(0.9)	0.2	—	—	(0.7)
Mining duties	(46.6)	25.6	—	—	(21.0)
Marketable securities	(0.4)	(0.6)	0.7	—	(0.3)
Investment in subsidiary	(29.8)	29.8	—	—	—
Inventory and Reserves	(3.3)	(2.7)	—	—	(6.0)
Other	(50.7)	1.3			(49.4)
	$(165.5)	$18.9	$0.8	$—	$(145.8)

17.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes
On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.
In April 2016, the Company canceled at face value the $15.0 million of Notes it purchased in 2015.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

In the third quarter of 2016, the Company purchased at face value, pursuant to a tender offer, an additional $145.9 million of its Notes for cash consideration of $141.5 million. The resulting gain, net of transaction costs was $4.0 million and was recognized in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 29). As at December 31, 2016, remaining outstanding Notes totaled $489.1 million.
Under the indenture governing the Notes, if the Company makes certain asset sales, such as the sale of the Niobec mine and the Diavik royalty in 2015, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale.  At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes, balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
December 31, 2016	$489.1	$621.1	$33.0	$66.0	$522.1	$—
December 31, 2015	$635.0	$849.3	$42.9	$85.7	$720.7	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $4 million as at December 31, 2016 (December 31, 2015 – $6.9 million).

(b)	Credit facilities
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. During the year, the Company amended the credit facility to increase the fully committed credit facility from $100 million to $170 million, resulting in $80 million remaining under the accordion. As of December 31, 2016, letters of credit worth $2.8 million were drawn against the credit facility for the guarantee of certain asset retirement obligations. On February 7, 2017, the Company amended the credit facility, utilizing the remaining accordion and adding additional commitments of $80.0 million, bringing the total commitments under the facility to $250.0 million, with similar terms and conditions. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at December 31, 2016.
Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70.0 million outstanding on this facility.
The Company had a $75 million revolving credit facility for the issuance of letters of credit which matured on April 22, 2016. Following the expiration of the $75 million credit facility, letters of credit worth $2.8 million were issued under the Company’s revolving credit facility, as noted above, and $0.4 million under a separate letter of credit.

18.	FINANCIAL INSTRUMENTS
(a)Risks
The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.
The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.
The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.
As at December 31, 2016, in addition to the available credit facility (Note 17(b)), the Company’s cash and cash equivalents was $652.0 million (December 31, 2015 cash and cash equivalents, and gold bullion position - $624.3 million). The Company had notes payable of $489.1 million as at December 31, 2016 (December 31, 2015 - $635.0 million).

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•Monitor cash balances within each operating entity;

•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•
Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.
The Company holds cash and cash equivalents and restricted cash in credit worthy financial institutions that comply with the Company’s investment policy and its credit risk parameters. The Company also has restricted cash held by the Government of Quebec.
For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.
The credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.
The credit risk is also related to receivables from related parties and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from related parties relate to the Company's investments in associates and joint ventures and the Company monitors collection in line with the terms of the underlying agreements.

(iii)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.
The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.
(b)Financial assets measured at fair value through other comprehensive income
Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through OCI. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.
During the years ended December 31, 2016 and 2015, the Company disposed of certain marketable securities which were no longer considered to be strategic to the Company.

	Years ended December 31,
	2016	2015
Proceeds from sale of marketable securities	$0.1	$22.2
Acquisition date fair value of marketable securities sold	(2.9)	(23.4)
Loss on sale of marketable securities recorded in OCI	$(2.8)	$(1.2)

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2016, the impact of a 10% increase or a 10% decrease in the fair value of marketable securities and warrants would have resulted in an increase or decrease, respectively in unrealized gains, net of tax of $1.3 million that would have been included in OCI and $0.4 million in net earnings.
(c)Cash flow hedge fair value reserve

(i)	Hedge gains/losses

	Hedge gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
Exchange rate risk
Canadian dollar contracts
Forward contracts	$—	$(6.8)	$—	$10.9
Option contracts	0.7	(12.3)	6.0	5.8
Euro contracts
Option contracts	0.9	(11.8)	(1.3)	12.5
Oil and fuel market price risk
Crude oil option contracts	3.6	(5.4)	1.8	—
	5.2	(36.3)	6.5	29.2
Time value of options and forward contracts excluded from hedge relationship	(4.2)	3.8	—	(0.8)
	$1.0	$(32.5)	$6.5	$28.4

	(Gain) loss reclassified from cash flow hedge reserve to:
	Year ended December 31, 2016	Year ended December 31, 2015
Consolidated balance sheets
Property, plant and equipment	$0.1	$8.4
Consolidated statements of earnings
Cost of sales	4.4	16.8
General and administrative expenses	2.0	3.2
Total	$6.5	$28.4
In the fourth quarter of 2015, the Company early terminated certain currency hedge contracts associated with hedged future operating cash flows which were expected to occur in 2016. Related to these contracts, losses of $1.1 million and $4.7 million were reclassified from cash flow hedge reserve to operating costs, during the three and twelve months ended December 31, 2016, respectively.
There was no hedge ineffectiveness for the year ended December 31, 2016 and 2015.

(ii)	Currency exchange rate risk
Movements in the Canadian dollar (C$) and the Euro (€) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar and the Euro by executing option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites and corporate offices.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options are recorded in OCI as a cost of hedging.
An economic relationship exists between the hedged items and the hedging instruments as the fair values of both the hedged items and hedging instruments move in opposite directions in response to the same risk. The hedge ratio is determined by dividing the quantity of option contracts by the quantity of the forecasted Canadian dollar and Euro expenditure exposures.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2016, the Company had outstanding derivative contracts which qualified for hedge accounting. The periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings, are as follows:

	2017	2018	Total
Cash flow hedges
Exchange rate risk
Canadian dollar option contracts (millions of C$)	96	60	156
Contract rate range (C$/$)	1.30-1.35[1]	1.30-1.45[2]
Euro option contracts (millions of €)	126	—	126
Contract rate range ($/€)	1.00-1.20[3]	—

1	The Company purchased Canadian dollar call options at a strike price of $1.30, and put options at a strike price of $1.35 to protect against the U.S. dollar depreciating below $1.30-$1.35 in 2017.

2
The Company purchased U.S dollar put options and sold U.S dollar call options with strike prices within the given range in 2018. If U.S dollar to C$ market prices are below the low end of the range of the put strike prices in 2018, the Company will benefit from the margin between the lower market price and the set put strike price. If U.S dollar to C$ market prices are above the high end of the range of the call strike prices in 2018, the Company will incur a loss from the margin between the higher market price and the set call strike price.

3
The Company purchased Euro call options and sold Euro put options with strike prices within the given range in 2017. If EUR to U.S. Dollar market prices are below the low end of the range in 2017, the Company will incur a loss from the margin between the lower market price and the set put strike price. If EUR to U.S. Dollar market prices are above the high end of the range of the call strike price in 2017, the Company will benefit from the margin between the higher market price and the set call strike price.

The fair value as at December 31, 2016, and the fair value based on an increase or a decrease of 10% of the U.S. dollar exchange rate would have been as follows. The entire change in fair value would be recorded in the consolidated statements of comprehensive income.

	December 31, 2016	Increase of 10%	Decrease of 10%
Canadian dollar (C$)	$2.1	$(1.8)	$11.4
Euro (€)	$(1.8)	$(10.2)	$6.5
Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2016 and December 31, 2015 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$2.1	$—	$0.2	$0.2	$(0.2)
Euro option contracts	0.2	(2.0)	(0.4)	(0.4)	0.4
	$2.3	$(2.0)	$(0.2)	$(0.2)	$0.2

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2015	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian option contracts	$—	$(3.5)	$(1.8)	$(1.8)	$1.8
Euro option contracts	0.6	(0.3)	—	—	—
	$0.6	$(3.8)	$(1.8)	$(1.8)	$1.8

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations. Brent crude oil and West Texas Intermediate (WTI) are components of diesel and fuel oil, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at December 31, 2016, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings, are as follows:

	2017	2018	Total
Brent crude oil option contracts (barrels)[1]	504	344	848
Option contracts with strike prices at ($/barrel)	60[2]	60[2]
WTI crude oil option contracts (barrels)[1]	396	247	643
Option contracts with strike prices at ($/barrel)	60[2]	60[2]

1	Quantities of barrels are in thousands.

2
The Company purchased call options with a strike price of $60. If crude oil prices are greater than the call strike price ($60) in 2017 and 2018, the Company will benefit from the margin between the higher market price and the set call strike price.

The fair value as at December 31, 2016, and the fair value based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the consolidated statements of comprehensive income.

	December 31, 2016	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$4.0	$7.3	$1.8
WTI crude oil option contracts	$2.2	$4.4	$0.9
Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2016 and December 31, 2015 were as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2016	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$4.0	$—	$—	$—	$—
WTI crude oil option contracts	2.2	—	—	—	—
	$6.2	$—	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2015	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.3	$(3.2)	$(4.3)	$(4.3)	$4.5
WTI crude oil option contracts	0.8	(1.0)	(1.1)	(1.1)	1.1
	$2.1	$(4.2)	$(5.4)	$(5.4)	$5.6

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(d)Non-hedge derivative gain (loss)
Gain (loss) on non-hedge derivatives and warrants are included in Interest income and derivatives and other investment gains (Note 29) in the Consolidated statements of earnings. These gains (loss) relate to contracts and warrants associated with the mine sites, development projects and corporate offices.

		Years ended December 31,
	Notes	2016	2015
Net gain (loss) on:
Non-hedge derivatives - crude oil contracts		$—	$(43.7)
Warrants	29	2.3	(1.8)
		$2.3	$(45.5)

19.	FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

▪	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

▪	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

▪	Level 3 inputs are unobservable inputs for the asset or liability.
There were changes in the classification of Level 1 and Level 3 financial instruments in the fair value hierarchy since December 31, 2015. During 2016, equity investments reclassified from Level 3 to Level 1 amounted to $0.3 million (2015 - $2.0 million).

(a)	Financial assets and liabilities measured at fair value on a recurring basis
As at December 31, 2016, the Company’s fair value of financial assets and liabilities were as follows:

	December 31, 2016					December 31, 2015
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value	Total Fair Value
Assets
Cash and cash equivalents	$652.0	$652.0	$—	$—	$652.0	$481.0
Restricted cash	110.7	110.7	—	—	110.7	76.1
Marketable securities and warrants	21.9	17.0	4.9	—	21.9	15.1
Bond fund investments	5.9	5.9	—	—	5.9	6.4
Derivatives
Currency contracts	2.3	—	2.3	—	2.3	0.6
Crude oil contracts	6.2	—	6.2	—	6.2	2.1
	$799.0	$785.6	$13.4	$—	$799.0	$581.3
Liabilities
Derivatives
Currency contracts	$(2.0)	$—	$(2.0)	$—	$(2.0)	$(3.8)
Crude oil contracts	—	—	—	—	—	(4.2)
Long-term debt	(485.1)	(482.2)	—	—	(482.2)	(400.8)
	$(487.1)	$(482.2)	$(2.0)	$—	$(484.2)	$(408.8)

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Valuation techniques
Marketable securities and warrants
The fair value of marketable securities and warrants included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities and warrants.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on the present value of market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Long-term debt
The long-term debt (senior unsecured notes) is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of Notes as at December 31, 2016 was $482.2 million (December 31, 2015 - $400.8 million).
Investments in associates
Investments in associates are measured at fair value on a non-recurring basis when an impairment charge or reversal is to be recorded. After application of the equity method, the fair value of an investment in associate is determined for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company determines the fair value of its investments in associates based on a market approach reflecting the closing price of the investments in the associates' shares at the balance sheet date. Since there is a quoted market price, this is classified within Level 1 of the fair value hierarchy. As at December 31, 2016, no investments in associates were measured at fair value.
Finance lease liabilities
Finance lease liabilities are accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using market interest rate inputs and is therefore classified within Level 2 of the fair value hierarchy (refer to note 15). The fair value of the Company's finance lease liabilities approximates its carrying amount of $0.1 million.
FVLCD of CGUs
The FVLCD of CGUs were determined for purposes of the impairment assessment. The FVLCD was largely determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the CGUs. FVLCD is classified within level 3 on the fair value hierarchy. Refer to note 32.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

20.	CAPITAL MANAGEMENT
IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long-term growth strategy;
•Ensure the Company complies with its long-term debt covenants; and
•Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2016	December 31, 2015
Cash and cash equivalents		$652.0	$481.0
Gold bullion at market value		—	143.3
		$652.0	$624.3
Capital items:
Credit facilities available for use	17(b)	$167.2	$430.0
Long-term debt[1]	17(a)	489.1	635.0
Common shares		2,628.2	2,366.2
		$3,284.5	$3,431.2

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $4.0 million as at December 31, 2016 (December 31, 2015 – $6.9 million).
The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.
The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, or purchase or sell gold bullion.
The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 17(a).

21.	SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

	Years ended December 31,
Number of common shares (in millions)	2016	2015
Outstanding, beginning of the year	393.4	376.9
Equity issuance	44.7	—
Issuance of flow-through common shares	15.1	15.8
Issuance of shares for share-based compensation	0.6	0.7
Outstanding, end of year	453.8	393.4
Equity issuance
On August 8, 2016, the Company entered into a public equity offering of 38.9 million common shares at a price of $5.15 per common share for gross proceeds of $200.0 million. On August 16, 2016, the underwriters elected to exercise an option to purchase up to an additional 15% of the offering, and as a result, an additional 5.8 million common shares were issued at a price of $5.15 per common share. The issuance was completed on August 16, 2016 and increased the gross proceeds from the offering to $230.0 million, less transaction costs of $9.9 million for net proceeds of $220.1 million for a total of 44.7 million common shares.
Contingently issuable shares
On December 12, 2016, the Company finalized the agreement with the Government of Suriname to acquire the rights to the Saramacca property. Under the terms of the agreement, the rights to the Saramacca property were transferred to Rosebel in exchange for an initial cash payment of $10.0 million which has been accounted for as an Exploration and evaluation asset (note 12). The purchase consideration also includes 3.125 million contingently issuable IAMGOLD common shares to be delivered in three approximately equal tranches in 12 month intervals, from the date the rights to the Saramacca property were transferred to Rosebel. In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 indicated and measured resource categories,

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

within a certain Whittle shell, over the first 24 months, to a maximum of $10 million. Under the terms of the agreement, the Company can at any time during the course of the agreement provide 60 days' notice to the Government of Suriname and terminate the agreement. In such an event, any contingently issuable IAMGOLD common shares not already issued will no longer be required to be delivered to the Government of Suriname.
Flow-through common shares
During the fourth quarter, 2016, the Company issued 0.9 million flow-through common shares at prices ranging between C$6.56 and C$6.63 per share for net proceeds of $4.4 million (C$5.9 million), which included a $1.1 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $3.3 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed exploration expenditures on the Côté Gold project. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at December 31, 2016, the remaining unspent amount was $4.4 million.
Additionally, during the fourth quarter, 2016, the Company issued 2.2 million flow-through common shares at prices ranging between C$5.34 and C$5.60 per share for net proceeds of $8.9 million (C$11.9 million), which included a $0.8 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $8.1 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at December 31, 2016, the remaining unspent amount was $8.9 million.
In March 2016, the Company issued 12.0 million flow-through common shares at prices ranging between C$3.11 and C$3.59 per share for net proceeds of $30.3 million (C$41.0 million), which included a $2.8 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $27.5 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund prescribed development expenditures on the Westwood mine. As at December 31, 2016, there was no remaining unspent amount.
In December 2015, the Company issued 2.0 million flow-through common shares at prices ranging between C$1.86 and
C$1.91 per share for net proceeds of $3.7 million (C$5.0 million), which included a $0.9 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. The flow-through common shares were issued to fund prescribed resource exploration expenditures in the provinces of Ontario and Quebec. As at December 31, 2016, there was no remaining unspent amount.
For the year ended December 31, 2016, $3.7 million was recognized as amortization of the gains related to the issuances of flow-through common shares described above (December 31, 2015 - $4.0 million), and was included in Interest income and derivatives and other investment gains in the Consolidated statements of earnings (refer to note 29).

22.	NON-CONTROLLING INTERESTS
Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2016		December 31, 2015
	Essakane	Rosebel	Essakane	Rosebel
Percentage of voting rights held by non-controlling interests	10%	5%	10%	5%
Accumulated non-controlling interest	$25.8	$21.2	$19.3	$20.1
Net earnings (loss) attributable to non-controlling interests	$6.5	$1.1	$0.2	$(0.4)
Dividends paid to material non-controlling interests[1]	$—	$—	$—	$1.5

1	For the year ended December 31, 2016, dividends paid to other non-controlling interests amounted to $1.5 million (December 31, 2015 – $1.7 million).

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2016		December 31, 2015
	Essakane	Rosebel	Essakane	Rosebel
Current assets	$216.3	$153.5	$217.7	$108.1
Non-current assets	882.9	522.0	854.2	540.7
Current liabilities	(70.7)	(57.5)	(59.5)	(46.4)
Non-current liabilities	(598.4)	(140.6)	(648.1)	(147.9)
Net assets	$430.1	$477.4	$364.3	$454.5
	December 31, 2016		December 31, 2015
Revenues	$529.1	$369.6	$487.1	$350.6
Net earnings (loss) and other comprehensive income (loss)	$65.0	$22.8	$2.9	$(8.7)

Net cash from operating activities	$236.7	$140.1	$152.0	$60.0
Net cash used in investing activities	(115.2)	(88.3)	(75.8)	(55.4)
Net cash used in financing activities	(120.6)	(3.9)	(60.6)	(49.3)
Net increase (decrease) in cash and cash equivalents	$0.9	$47.9	$15.6	$(44.7)
The Company’s ability to access or use the assets of Rosebel and Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.
In December 2015, the Company acquired an additional 3.7% interest in Euro Ressources S.A. for $7.2 million, increasing its ownership from 86.0% to 89.7%. Transaction costs incurred relating to the acquisition were $1.2 million and were recognized as an adjustment to retained earnings. The carrying amount of Euro Ressources' net assets on the date of acquisition was $40.1 million. The Company recognized a decrease in Non-controlling interests of $1.6 million and a decrease in Retained earnings of $6.8 million attributable to owners of the Company.

23.	EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share computation

	Years ended December 31,
	2016	2015
Numerator
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$52.6	$(797.1)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	—	41.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$52.6	$(755.3)
Denominator (in millions)
Weighted average number of common shares (basic)	420.8	389.9
Basic earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.13	$(2.04)
Basic earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	0.11
Basic earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.13	$(1.93)

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

Diluted earnings (loss) per share computation

	Years ended December 31,
	2016	2015
Denominator (in millions)
Weighted average number of common shares (basic)	420.8	389.9
Dilutive effect of share options	0.4	—
Dilutive effect of restricted share units	2.7	—
Weighted average number of common shares (diluted)	423.9	389.9
Diluted earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.12	$(2.04)
Diluted earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	0.11
Diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$0.12	$(1.93)
Equity instruments excluded from the computation of diluted earnings (loss) per share, which could be dilutive in the future, were as follows:

		Years ended December 31,
(in millions)	Note	2016	2015
Share options		3.9	5.3
Restricted share units		—	2.1
Contingently issuable shares	21	—	—
		3.9	7.4

24.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2016	2015
Share option award plan	$2.0	$2.4
Full value award plans	3.1	3.2
	$5.1	$5.6
(a)Share option award plan
The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over four to five years and expire no later than seven years from the grant date.
The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2016, the total number of shares in reserve was 11,718,824 of which 5,948,147 were outstanding and 5,770,677 were unallocated.

	Year ended December 31, 2016		Year ended December 31, 2015
Year ended December 31, 2016	Share options (in millions)	Weighted average exercise price (C$/share)[1]	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the year	5.3	$8.92	5.4	$10.56
Granted	1.2	3.26	0.9	2.98
Forfeited	(0.5)	9.44	(1.0)	12.30
Outstanding, end of the year	6.0	$7.79	5.3	$8.92
Exercisable, end of the year	3.0	$10.47	2.4	$12.11

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2016 between the U.S. dollar and Canadian dollar was
$0.7623/C$.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information related to share options outstanding at December 31, 2016:

Range of Prices C$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$/share)
1.01 - 5.00	3.1	5.2	3.55
5.01 - 10.00	1.2	3.2	7.66
10.01 - 15.00	0.9	2.3	13.13
15.01 - 20.00	0.6	1.1	18.45
20.01 - 25.00	0.2	1.2	22.25
	6.0	3.8	7.79
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2016	2015
Weighted average risk-free interest rate	0.6%	1.0%
Weighted average expected volatility[1]	62%	55%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of options issued (years)	5.0	5.0
Weighted average grant-date fair value (C$ per share)	$1.68	$1.28
Weighted average share price at grant date (C$ per share)	$3.26	$2.83
Weighted average exercise price (C$ per share)	$3.26	$2.98

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.
(b)Full value award plans
(i) Full value award reserve
The Company has a reserve for restricted share units and performance share units for employees and directors with a maximum allotment of 8,756,762 common shares. As of December 31, 2016, the total number of shares in reserve was 6,456,884 of which 3,735,121 were outstanding and 2,721,763 were unallocated.
A summary of the status of the Company’s restricted share units and performance share units issued to employees and directors under the full value award plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2016	2015
Outstanding, beginning of the year	2.1	2.1
Granted	2.6	1.2
Issued	(0.6)	(0.7)
Forfeited	(0.4)	(0.5)
Outstanding, end of the year	3.7	2.1
(ii) Summary of awards granted
Restricted share units ("RSU")
Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.
Employee restricted share unit grants vest over twelve to thirty-five months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.
Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors.  The amount of shares granted is determined as part of the employees’ overall compensation.
Director restricted share units vest at the end of each year, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.  Restricted share units are granted as part of their retainer compensation established by the Nominating and Corporate Governance Committee and approved by the Board of Directors.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2016	2015
Weighted average risk-free interest rate	0.5%	1.0%
Weighted average expected volatility[1]	70%	63%
Weighted average dividend yield	0.00%	0.00%
Weighted average expected life of RSUs issued (years)	2.7	2.6
Weighted average grant-date fair value (C$ per share)	$2.88	$2.87
Weighted average share price at grant date (C$ per share)	$2.88	$2.87

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

(c)	Share purchase plan
The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

25.	COST OF SALES

	Years ended December 31,
	2016	2015
Operating costs[1]	$580.2	$672.0
Royalties	43.4	38.7
Depreciation expense[2]	261.3	260.9
	$884.9	$971.6

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.

2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

26.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2016	2015
Salaries		$20.0	$17.4
Director fees and expenses		0.9	1.4
Professional and consulting fees		5.5	4.0
Other administration costs		3.9	5.6
Share-based compensation		4.3	4.2
Loss on cash flow hedge	18(c)	2.0	3.2
Depreciation expense		2.2	3.3
		$38.8	$39.1

27.	OTHER EXPENSES (INCOME)

		Years ended December 31,
	Notes	2016	2015
Changes in asset retirement obligations at closed sites	14(a)	$(9.8)	$3.6
Restructuring costs		0.2	5.3
Loss on disposal of assets		5.3	2.5
Other		3.5	4.9
		$(0.8)	$16.3

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

28.	FINANCE COSTS

		Years ended December 31,
	Notes	2016	2015
Interest expense		$23.0	$33.5
Credit facility fees		1.6	4.0
Accretion expense	14(a)	0.6	0.8
		$25.2	$38.3
Total interest paid during the year ended December 31, 2016 was $41.9 million (December 31, 2015 - $45.4 million). Interest paid relates to interest charges on notes, credit facilities and finance leases.

29.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS

		Years ended December 31,
	Notes	2016	2015
Interest income		$3.3	$2.4
Gain (loss) on non-hedge derivatives and warrants	18(d)	2.3	(45.5)
Gain on sale of gold bullion	7	72.9	—
Amortization of gain related to flow-through common shares	21	3.7	4.0
Gain on purchase of senior unsecured notes	17(a)	4.0	3.5
Gain on sale of royalty asset		—	43.5
Write-down of receivables	8	(0.3)	(0.2)
Other gains (loss)		1.1	(1.4)
		$87.0	$6.3

30.	EXPENSES BY NATURE
The following employee benefits expenses are included in cost of sales, general and administrative expenses, and exploration expenses.

	Years ended December 31,
	2016	2015
Salaries, short-term incentives, and other benefits	$194.2	$205.5
Share-based compensation	4.8	4.0
Other	3.8	9.4
	$202.8	$218.9

31.	CASH FLOW ITEMS
The consolidated statements of cash flows include results and balances from discontinued operations.
(a)    Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2016	2015
Share-based compensation	24	$5.1	$5.6
Amortization of gain related to flow-through common shares	29	(3.7)	(4.0)
Write-down of receivables	29	0.3	0.2
Write-down of inventories	9	1.0	17.6
Gain on purchase of senior unsecured notes	29	(4.0)	(3.5)
Loss on disposal of assets	27	5.3	2.5
Impairment of investments in associates	10	—	1.2
Other		5.6	3.7
		$9.6	$23.3

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2016	2015
Receivables and other current assets	$(6.7)	$(3.7)
Inventories and non-current ore stockpiles	10.9	(6.2)
Accounts payable and accrued liabilities	20.1	(31.3)
	$24.3	$(41.2)

(c)	Other investing activities

		Years ended December 31,
	Notes	2016	2015
Disposal (acquisition) of investments		$0.5	$(0.4)
Advances to related parties	34	(4.4)	(3.2)
Repayments from related parties	34	2.6	0.2
Proceeds from sale of marketable securities		0.1	14.4
Other		0.7	0.7
		$(0.5)	$11.7

(d)	Other financing activities

	Years ended December 31,
	2016	2015
Repayment of finance lease liabilities	$(1.1)	$(7.1)
Dividends paid to non-controlling interests	(1.5)	(3.2)
Other finance costs	(3.1)	(4.2)
	$(5.7)	$(14.5)

32.	IMPAIRMENT

		Years ended December 31,
	Note	2016	2015
Doyon CGU[1]
Property, plant and equipment	11	$—	$209.0
Trelawney mining and exploration[2]
Exploration and evaluation assets	12	—	400.0
		$—	$609.0
Other[3]
Property, plant and equipment	11	$—	$12.3
		$—	$621.3

1	The Doyon CGU consists of the Doyon, Mouska and Westwood mines.

2	Trelawney Mining and Exploration Inc. owns a 92.5% interest in the Côté Gold project.

3	Consists of impairment charges taken in 2015 on individual assets within Rosebel - $5.0 million, Essakane - $0.8 million, and Westwood - $6.5 million.
As at December 31, 2016, the Company’s impairment review indicated that the facts and circumstances do not represent an indication of potential impairment or reversal of previously recognized impairment. As a result, there were no impairment charges or reversal recorded in the consolidated statement of earnings for the year ended December 31, 2016.
At December 31, 2015, the Company’s impairment review identified the following indicators of impairment:

i.
Property, plant and equipment - the carrying amount of the Company’s net assets exceeded its market capitalization which, together with the annual update to the Company’s life of mine (“LOM”) plans, mineral reserves and resources and a $100 per ounce decline in the Company’s long-term gold price assumption, represented an indication of impairment.

ii.
Exploration and evaluation assets - sufficient data existed to indicate that the carrying amount of the Côté Gold project was unlikely to be recovered in full from either successful development of the project or by sale under the current and foreseeable economic environment.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

Accordingly, in the fourth quarter of 2015, the Company performed an impairment assessment to determine the recoverable amount of its CGUs. The assessment indicated that the carrying amount of the Doyon CGU exceeded its recoverable amount, and the Company recognized a pre-tax impairment charge in its Consolidated statement of earnings of $209.0 million.
In addition, the Company completed a review of the Côté Gold project and determined that the carrying amount of the asset was unlikely to be recovered in full either from successful development or by sale. As a result of this review, the Company recognized a pre-tax impairment charge in its Consolidated statement of earnings of $400.0 million.

33.	COMMITMENTS

(a)	Commitments

	December 31, 2016	December 31, 2015
Purchase obligations	$53.2	$50.8
Capital expenditure obligations	4.6	11.3
Operating leases	4.3	1.7
	$62.1	$63.8
Commitments – payments due by period

	Payments due by period
As at December 31, 2016	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$53.2	$50.0	$2.5	$0.6	$0.1
Capital expenditure obligations	4.6	4.6	—	—	—
Operating leases	4.3	0.4	1.8	1.6	0.5
	$62.1	$55.0	$4.3	$2.2	$0.6

(b)	Finance lease commitments
As at December 31, 2016, the Company had finance lease liabilities with a present value of $0.1 million (December 31, 2015 - $1.1 million). These liabilities are due within two years.

(c)	Royalties included in cost of sales
Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2016	December 31, 2015
Essakane[1]	$22.3	$19.5
Rosebel[2]	21.1	19.2
	$43.4	$38.7

1
Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2
2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

34.	RELATED PARTY TRANSACTIONS

(a)	Receivables and other current assets from related parties
The Company had the following related party transactions included in Receivables and other current assets and in Other non-current assets in the Consolidated balance sheets:

	Years ended December 31,
	2016	2015
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year	$0.2	$0.2
Advances	0.5	0.2
Repayments	(0.5)	(0.2)
Balance, end of the year	$0.2	$0.2
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the year	$29.3	$26.3
Advances[1]	2.4	3.0
Write-down of receivable	(0.4)	—
Balance, end of the year[1]	$31.3	$29.3
Merrex (Non-interest bearing)
Balance, beginning of the year	$—	$—
Advances	1.5	1.6
Repayments	(2.1)	—
Recovery (write-down) of receivable	1.6	(1.6)
Balance, end of the year	$1.0	$—

1
These advances were part of an extended loan agreement, updated in the fourth quarter of 2016, for the Sadiola Sulphide Project, which bears interest at LIBOR plus 2% and are to be repaid on the earlier of December 31, 2020 and, at such time as Sadiola has sufficient free cash flow to do so.

(b)	Compensation of key management personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2016	2015
Salaries and other benefits[1]	$4.0	$5.3
Share-based payments	3.0	3.4
	$7.0	$8.7

1	Salaries and other benefits include amounts paid to directors.

35.	SEGMENTED INFORMATION
The Company’s gold mine segment is divided into the following geographic segments:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine;
•Canada - Doyon division includes the Westwood mine and the Doyon mine, which is in closure; and
•Joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%).
The Company’s non-gold segments are divided into the following:
•Exploration and evaluation; and
•Corporate - includes royalty interests located in Canada and investments in associates and joint ventures.

	December 31, 2016			December 31, 2015
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$883.4	$1,099.6	$189.9	$854.8	$1,072.4	$154.5
Suriname	512.8	667.3	198.1	529.3	637.3	195.2
Canada	675.0	783.7	135.6	628.6	718.3	128.5
Total gold mines	2,071.2	2,550.6	523.6	2,012.7	2,428.0	478.2
Exploration and evaluation	163.1	193.2	8.4	161.5	184.4	7.5
Corporate[1]	153.3	656.7	597.4	125.3	639.0	827.8
Total per consolidated financial statements	$2,387.6	$3,400.5	$1,129.4	$2,299.5	$3,251.4	$1,313.5
Joint ventures (Mali)[2]	$116.5	$160.2	$144.1	$111.5	$161.0	$140.4

1	The carrying amount of the Investment in joint ventures is included in the corporate segment as non-current assets.

2
The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the Joint Ventures and to make resource allocation decisions.

Year ended December 31, 2016

	Consolidated statements of earnings information								Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Impairments	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$529.1	$303.2	$108.5	$—	$—	$—	$1.1	$116.3	$106.2
Suriname	369.6	229.1	95.8	—	6.9	—	3.9	33.9	78.3
Canada	88.2	90.4	52.4	—	—	—	(8.5)	(46.1)	85.8
Total gold mines excluding joint ventures	986.9	622.7	256.7	—	6.9	—	(3.5)	104.1	270.3
Exploration and evaluation[4]	—	—	0.3	0.4	24.8	—	0.7	(26.2)	3.5
Corporate[5]	0.2	0.9	4.3	38.4	—	—	2.0	(45.4)	0.9
Total per consolidated financial statements	987.1	623.6	261.3	38.8	31.7	—	(0.8)	32.5	274.7
Joint ventures (Mali)[6]	93.4	76.5	3.7	—	0.6	—	2.6	10.0	4.9
	$1,080.5	$700.1	$265.0	$38.8	$32.3	$—	$1.8	$42.5	$279.6

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2015

	Consolidated statements of earnings information								Net capital expenditures[3]
	Revenues	Cost of sales[1]	Depreciation expense	General and administrative[2]	Exploration	Impairments	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$487.1	$354.1	$117.5	$—	$—	$0.8	$0.9	$13.8	$66.7
Suriname	350.6	258.9	86.5	—	4.0	5.0	5.8	(9.6)	87.4
Canada	78.1	95.0	52.9	—	—	215.5	3.4	(288.7)	72.1
Total gold mines excluding joint ventures	915.8	708.0	256.9	—	4.0	221.3	10.1	(284.5)	226.2
Exploration and evaluation[4]	—	—	0.2	0.5	27.0	400.0	1.0	(428.7)	9.3
Corporate[5]	1.2	2.7	3.8	38.6	(0.3)	—	5.2	(48.8)	0.6
Total per consolidated financial statements	917.0	710.7	260.9	39.1	30.7	621.3	16.3	(762.0)	236.1
Joint ventures (Mali)[6]	88.4	60.1	11.1	—	0.3	—	(0.8)	17.7	7.5
Discontinued operations (Niobec)[7]	9.4	4.3	—	—	—	—	(0.2)	5.3	1.6
	$1,014.8	$775.1	$272.0	$39.1	$31.0	$621.3	$15.3	$(739.0)	$245.2

1	Excludes depreciation expense.

2	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.

3	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and is net of proceeds from finance leases.

4	Closed site costs on Exploration and evaluation properties included in other operating costs.

5	Includes earnings from royalty interests.

6
Net earnings (loss) from Joint Ventures are included in a separate line in the Consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

7	Refer to note 5.

IAMGOLD CORPORATION
2016 CONSOLIDATED FINANCIAL STATEMENTS